Exhibit 99.1

Almaden Minerals Ltd.

NYSE MKT: AAU
TSX: AMM

Suite 310 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

NEWS RELEASE
January 14th, 2016
Trading Symbols:
TSX: AMM; NYSE MKT: AAU
www.almadenminerals.com

ALMADEN ANNOUNCES CHANGE OF AUDITOR
Almaden Minerals Ltd. ("Almaden" or "the Company"; TSX: AMM; NYSE MKT: AAU) announces that it has changed its auditor from Deloitte LLP Chartered Professional Accountants (the "Predecessor Auditor") to Davidson & Company LLP Chartered Professional Accountants (the "Successor Auditor").  The resignation of the Predecessor Auditor and the appointment of the Successor Auditor have been considered and approved by the Company's Audit Committee and Board of Directors until the close of the next annual meeting of the Company's shareholders.
The change of auditor notice required under National Instrument 51-102 - Continuous Disclosure Obligations and associated material was filed on SEDAR under Almaden's profile within the prescribed time period.  There were no "reportable events" (within the meaning of NI 51-102) involving the Predecessor Auditor.
The appointment of the Successor Auditor will streamline the year-end audits of Almaden and Almadex Minerals Limited, which share administration services.
About Almaden
Almaden Minerals Ltd. is a well financed company which owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.